

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. Joseph Fiore
Chief Financial Officer
Eat at Joe's Ltd.
670 White Plains Road, Suite 120
Scarsdale, New York 10583

     Re: **Eat at Joe's Ltd.**
            Form 10-K for the year ended December 31, 2009
            File No. 033-20111

Dear Mr. Fiore:

     We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           David R. Humphrey
           Branch Chief